[enCore Energy Letterhead]

November 13, 2024

Via EDGAR

Jennifer O’Brien

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: enCore Energy Corp.

Form 40-F for Fiscal Year Ended December 31, 2023

Form 6-K filed August 14, 2024

File No. 001-41489

This letter is in response to the comments provided by the Securities and Exchange Commission (the “Commission”) in the letter dated October 18, 2024, regarding follow-up correspondence to enCore Energy Corp.’s (the “Company”) Form 40-F for the fiscal year ended December 31, 2023, and Form 6-K filed August 14, 2024. Below are our responses to each of the comments raised by the Commission.

Form 40-F for Fiscal Year Ended December 31, 2023

1.	Exhibit 99.1, page 1 1.

SEC Comment: We note your response to prior comment 1. Our understanding of Section 3.4 of National Instrument 43-101 is that the disclosure of mineral resources or reserves on a material property must include the key assumptions, parameters, and methods used to estimate the mineral resource and mineral reserve. Considering that you base production decisions on mineral resources please explain why you do not consider the well field recovery factor to be a key assumption associated with your mineral resources that should be communicated to investors.

enCore Response:

Each of the two project locations where the Company has initiated uranium production (Rosita Uranium Project and Alta Mesa Uranium Project) have had documented, historical production at such location (2007 at the Rosita Uranium Project and 2013 at the Alta Mesa Uranium Project). Such documented, historic uranium production includes known well field recovery factors from such historical production.

Section 13 of the “Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg Counties, Texas, USA, National Instrument 43-101, Technical Report”, dated January 19, 2023, details documented, historical uranium well field recovery rates, which are specifically summarized and used as part of the author’s overall report regarding the recoverability of uranium at the Alta Mesa Uranium Project.

There is no technical report under National Instrument. 43-101 for the Rosita Uranium Project, but historic production from the Rosita Uranium Project from 1990-1999 and in 2008 was disclosed under by the prior owner, Westwater Resources, Inc. The Company acquired the Rosita Uranium Project from Westwater Resources, Inc., and relied on the historically disclosed production results for the project to inform its production decision. The Company intends to issue an N.I. 43-101 Technical Report for the Rosita Uranium Project prior to the end of 1Q 2025.

Further to the Company’s initial response to the Staff, disclosure of estimated recovery factor is only required disclosure under N.I. 43-101 as a stated assumption used to support a preliminary economic assessment. Since the Company is relying on historical production to make its production determination and not on a preliminary economic assessment, the Company does not believe that well field recovery factor is required disclosure under N.I. 43-101.

2.	Exhibit 99.2, page 17

SEC Comment: We note your response to prior comment 2. Please provide us with additional information related to your production schedule including the nameplate production capacity for each of the three licensed and constructed production facilities in South Texas and, for future production facilities, the name, date, and respective preliminary economic analysis for each facility referenced in the schedule. 3. We note your response to prior comment

enCore Response:

The production schedule shown on Exhibit 99.2 Page 17 (“Page 17”) is tied to the map on Exhibit 99.2 page 15 (“Page 15”) for reference. The Company’s South Texas projects are tied to specific licensed and constructed production facilities.

The Rosita and Kingsville Dome Central Processing Plants, “CPP” are constructed to receive loaded ion exchange resin from satellite ion exchange facilities located at remote wellfields via truck transport. The production capacity is based on the quantity of uranium, in pounds U3O8, the facility can recover from ion exchange resin, precipitate, filter, dry, and package annually based on equipment size. These two facilities are configured with similar equipment, and as a result have matching capacities of 800,000 pounds U3O8 per year or combined, 1.6 million pounds U3O8 per year. The initial, planned satellite IX facilities and wellfields referenced on Page 17 that will feed the Rosita CPP, and possibly Kingsville Dome CPP, if needed, are:

●	Upper Spring Creek (Brown)

●	Upper Spring Creek (Brevard)

●	Rosita Extension (currently producing)

●	Rosita South

●	Butler Ranch

The Alta Mesa CPP is currently constructed and operated in a slightly different configuration where the wellfields are pipelined directly into the ion exchange facilities located at the CPP rather than using truck transports to move resin from a satellite ion exchange facility. With three ion exchange facilities located at the central processing plant, the historic, combined ion exchange capacity is 1,500,000 pounds U3O8 per year. Additionally, the backend of the CPP, (e.g. precipitation, drying and packaging), has the capacity to produce an additional 500,000 pounds U3O8 per year. As the State of Texas authorizes additional satellite ion exchange facilities and wellfields for the Alta Mesa Project, that capacity will be utilized as needed. From the diagram on Page 17, the projects that will feed the Alta Mesa CPP are:

●	Alta Mesa

●	Mesteña Grande (N. Alta Mesa)

Future production facilities referenced on Page 17 as South Dakota/Wyoming do have PEA’s, as available on the Company’s website:

●	Dewey Burdock/Dewey Terrace

●	Gas Hills

The New Mexico project titled Crownpoint/Hosta Butte is a currently an exploration project, but as discussed in the Technical Report, there is a reasonable expectation for economic extraction based on prior pilot testing on an adjacent property.

3.	Exhibit 99.2, page 17

SEC Comment: Please tell us the source and date of the historical estimates and, to the extent known, the key assumptions, parameters, and methods used to prepare the historical estimates. Tell us if this is required disclosure under Section 2.4 of National Instrument 43-101.

enCore Response:

The sources of the historical resources is necessary under Section 2.4 of N.I. 43-101, and lack of a direct reference in the disclosure was an oversight by the Company. Listing the titles and authors of the reports supporting the historical resources complies with Section 2.4 of N.I. 43-101. Below are the referenced historical resources table, and the noted references are included. As previously provided in the Company’s prior response, the Company submits that the inadvertent omission does not result in a material overall effect to the Company’s disclosure as contained in the MD&A and hereby undertakes to ensure that the required disclosure is contained in all future filings it makes with the Commission regarding the historical resources.

Exhibit 99.3

Notes to the Consolidated Financial Statements

Note 2. Material accounting policy information

4.	Mineral properties, page F-9.

SEC Comment: We note from your response to prior comment 4 that you have retained reference to “development” of exploration and evaluation assets. However, it remains unclear to us how IFRS 6 contemplates capitalization of these costs. Please provide us with examples of direct and indirect costs you incur to “develop” your exploration and evaluation assets. Alternatively, you may choose to remove this reference from your accounting policy description

enCore Response: Currently in our accounting policy we note: “All direct and indirect costs related to the acquisition, exploration and development of exploration and evaluation assets are capitalized by property.” The policy disclosure will be updated to reflect: “All direct and indirect costs related to the acquisition, exploration and evaluation assets are capitalized by property.” The Company will include this disclosure in its future financial statements filed with or furnished to the Commission, including the Company’s foreign report on Form 6-K containing its financial statements for the nine months ended September 30, 2024, and the Company’s annual report as of December 31, 2024 containing its audited financial statements for the year ended December 31, 2024.

5.	Note 10. Mining Properties, page F-25.

SEC Comment: We note from your response to prior comment 6 that “The Company recognizes depletion expense based on the unit-of-production method, which applies the depletion rate to the actual amount of uranium extracted during the period relative to the estimated recoverable reserves within inventory. This disclosure is currently included in the Company’s Form 40-F for the year-ending December 31, 2023.” However, we are unable to locate this disclosure. Please tell us the Exhibit and page number where this disclosure can be found in the Form 40-F for the fiscal year ended December 31, 2023.

enCore Response:

The Company’s response to prior comment 6 addressed the disclosure around the entire response and did not directly focus on the depletion expense. The Company’s response was to address the triggering event of the Rosita Extension Mineral property being reclassified to Mining properties. The Company noted the reclassification of the Rosita Extension and Alta Mesa Mineral Properties to Mining Properties was triggered by the commencement of production activities, marking the transition from exploration to development and from Mineral Properties to Mining Property.

We do recognize depletion expense based on the unit-of-production method, which applies the depletion rate to the actual amount of uranium extracted during the period relative to the estimated recoverable reserves within inventory. The depletion expense recognition is currently not disclosed in the Company’s annual financial statements in its annual report on Form 40-F or the Company’s financial statement in its foreign reports on Form 6-K for the three and six months ended March 31, 2024, and June 30, 2024. The Company will include the disclosure of the Company’s accounting policy around depletion expense in its future financial statements filed with or furnished to the Commission, including the Company’s foreign report on Form 6-K containing its financial statements for the nine months ended September 30, 2024, and the Company’s annual report as of December 31, 2024. containing its audited annual financial statements for the year ended December 31, 2024.

6.	Note 10. Mining Properties, page F-25.

SEC Comment: We note your response to prior comment 6 states that you apply the units-of production method in calculating depletion based on estimated recoverable reserves. Please address the following points:

●	Given that you do not disclose proven and probable reserves, clarify your policy disclosure to describe “estimated recoverable reserves,” explain how they are determined and how they best represent the useful life of the underlying mineral property asset.

●	To the extent you include inferred resources or exploration potential in your “estimated recoverable reserve” base, provide the amounts and percentages of inferred resources and exploration potential included in your calculations as of June 30, 2024.

●	Provide an analysis of the impact that these lower level of resources have on your depletion expense for the six months ended June 30, 2024, that includes depletion calculations with and without inferred resources and exploration potential in your depletion base.

enCore Response:

1.	The “estimated recoverable reserves ” refers to the quantity of uranium that is believed to be extractable from a specific mineral property under current economic and technical conditions. These estimates are crucial for understanding the potential lifespan and value of the asset.

The reserves are determined through detailed geological studies that assess the location, quality, and quantity of uranium deposits. This includes core drilling and sampling to analyze the mineral content. Different methods are used, such as block modeling and statistical data, to assist in determining estimates of the size and grade of the deposits. The estimated recoverable reserves are also influenced by factors such as market prices, extraction costs, and technological capabilities. Reserves that exhibit profitably are those that are extracted under current market conditions. Compliance with industry regulations and standards are essential for credibility in reserve estimates.

Useful Life of Mineral Asset

The estimated recoverable reserves provide a clear indication of the potential operational lifespan of the mineral property. A higher estimate of recoverable reserves suggests a longer useful life, as it indicates a greater volume of uranium that can be mined and processed. On the contrary, lower estimates may signal a shorter operational period, influencing investment decisions and strategic planning.

2.	The Company does not include inferred resources or exploration potential in its estimated recoverable reserve.

3.	Because the Company does not include inferred resources or exploration potential in its estimated recoverable reserve there is no analysis to provide for the six months ended June 30, 2024.

7.	General

SEC Comment: We note your responses to prior comments 4, 5, and 6 indicate that the referenced verbiage will be included in the applicable accounting policy disclosure in future filings of Form 6-K. Please confirm that such disclosure will also be included in future filings of your Form 40-F.

enCore Response:

The Company will include the referenced verbiage from prior comments 4, 5, and 6 in its future financial statements filed with or furnished to the Commission, including the Company’s foreign report on Form 6-K containing its financial statements for the nine months ended September 30, 2024, and the Company’s annual report as of December 31, 2024 containing its audited financial statements for the year ended December 31, 2024.

Form 6-K filed August 14, 2024

Exhibit 99.2 Notes to Consolidated Financial Statements

8.	Note 14. Segmented information, page 24

We note from your response to prior comment 8 that “Even though the Company has begun production at both our Rosita and Alta Mesa projects in Texas in 2024, the Company’s Chief Operating Decision Maker (“CODM”) continues to assess the allocation of resources based on the production of one product, Uranium.”

Please describe in more detail how uranium performance is assessed and how resources are allocated to the various components of your business specifically addressing resource allocation between your producing and non-producing components. As part of your response, provide examples supporting your descriptions, and specifically describe the nature of decisions made by the CODM as they relate to each of the components.

enCore Response:

In the Company’s foreign report on Form 6-K which contains its financial statements for the six months ended June 30, 2024, it was noted that the Company’s primary focus is on supplying uranium concentrates (“uranium”) to customers, with revenue recognized based on the consideration specified in contracts. The Company’s Chief Operating Decision Maker (CODM) primarily evaluates the business based on uranium production levels and allocates resources to align with production goals across both producing and non-producing assets. CODM is focused on optimizing uranium production as a key metric for the company’s success. This involves not only assessing current production levels but also strategically allocating resources to enhance both operational efficiency and potential growth in non-producing assets.

Performance Assessment and Resource Allocation – Producing and Non-Producing Assets

Producing Assets

The CODM assesses performance by monitoring the uranium output of operational mines and facilities extracting and processing uranium. This is done so through the evaluation of metrics focusing on ore grade, recovery rates and overall production output. The CODM also assesses total operational costs divided by the pounds of uranium produced. Resource allocation for producing assets include, but not limited to, capital and operating expenditures like purchasing equipment, expanding land leases, and hiring additional operational staff. For instance, Rosita might receive funds for additional drilling equipment to increase output, while Alta Mesa might secure leasing funds to expand its operational footprint. Performance of these assets is measured by actual uranium production relative to target levels, with quarterly evaluations to adjust resource allocations based on production efficiency and market demand.

Non-Producing Assets

The CODM’s focus for non-producing assets is on advancing sites or potential sites toward production readiness, with resource allocation aimed at exploratory and development, technical, infrastructure improvement, regulatory compliance, market trends, permitting activities, and sustainability. Resource Allocation for non-producing assets include feasibility studies, environmental assessments, lease extensions, and hiring specialized consultants to support permitting efforts. Additionally, funds might be allocated for geological surveys or environmental compliance measures to secure the necessary permits for future operations. The CODM assesses performance of non-producing by the milestones achieved, such as completion of exploration phases, progress in regulatory approvals, and the establishment of initial production forecasts.

Decision-Making and Oversight

The CODM makes decisions based on each asset’s current phase and potential for production. This involves:

●	Investment in producing assets for immediate revenue generation.

●	Supporting non-producing assets based on their estimated timelines to production and potential return on investment.

●	Regularly reviewing the production goals and market conditions to adjust resource allocation dynamically across the asset portfolio.

In summary, the performance of uranium operations is assessed through a combination of production metrics, cost management, and market analysis. Resource allocation between producing and non-producing components is strategically managed by the CODM based on current conditions, future potential, and risk considerations. By prioritizing production goals, the Company can better align its investments and operational strategies, ensuring that all assets contribute effectively to overall performance

In conclusion, we believe the above responses address the comments raised by the Commission. Please contact me at (361) 239-5450 if you have any further questions or require additional information.

Sincerely,

/s/ Shona Wilson
Shona Wilson
Chief Financial Officer
enCore Energy Corp.